UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒    No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 17, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 17, 2008		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 17, 2008

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000
Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/(646) 277-1223

BIRKS & MAYORS REPORTS SECOND QUARTER FISCAL 2009 RESULTS

Montreal, Quebec. November 17, 2008- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 70 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen and twenty-six week periods ended September 27, 2008.

For the 13 Weeks Ended September 27, 2008 (“Fiscal 2009”) compared to the 13 Weeks Ended September 29, 2007 (“Fiscal 2008”):

•	Net sales increased by 2.2% to $61.2 million from $59.8 million in the second quarter of Fiscal 2008;

•	Comparable store sales decreased by 6%, following a 5% comparable store sales increase in the prior year’s second quarter; and

•	Net loss was $2.1 million, or $(0.18) per share, as compared to a net loss of $3.5 million, or $(0.31) per share during the second quarter of Fiscal 2008.

For the 26 Weeks Ended September 27, 2008 compared to the 26 Weeks Ended September 29, 2007:

•	Net sales grew 4.4% to $133.6 million from $127.9 million in the prior year period;

•	Comparable store sales decreased 5%, which follows a 4% increase in the prior-year period; and

•	Net loss was $4.0 million, or $(0.35) per share, as compared to a net loss of $5.5 million, or $(0.49) per share, in the prior-year period.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “The ongoing execution of our key strategies to grow our average sale, reduce expenses and control inventory while maintaining a superior level of client service enabled us to manage cash flow and debt successfully in a very challenging economic environment that intensified in severity during September. To this end, our focus on the sale of items over $20,000 drove a solid increase in the average sale in our U.S. market, which partially mitigated the decline in customer traffic to our overall results. In Canada, where the economy continued to be less volatile during this period, consumer spending was nonetheless affected by the financial crisis and weakness in economies globally.

Our cost control disciplines led to a decline in expenses versus the prior year period despite the incremental costs for our Brinkhaus acquisition and two new Mayors stores. In addition, inventory was well controlled and below the prior year period. These strategies, while successful, were not sufficient to offset the negative impact to our results from a weakening U.S. and global economy, the financial crisis and unprecedented volatility in stock markets, commodities and currencies around the world.”

“As we look ahead, we are planning for an extremely challenging holiday season as we expect consumer confidence and spending to be quite weak, negatively impacting our upcoming third quarter performance,” Mr. Andruskevich continued. “We continue to believe that the advantages of our business model, including the strength of our brands and product offerings, our strong client relationships, as well as our fiscal discipline, will provide us with an opportunity for market share gains when North American economies improve and consumer confidence strengthens.”

Second Quarter Fiscal 2009 Results

For the second quarter of Fiscal 2009, net sales increased by 2.2% to $61.2 million, as compared to $59.8 million for the second quarter of Fiscal 2008. Contributing to second quarter Fiscal 2009 net sales were $3.8 million of sales generated by new store additions (two Brinkhaus stores and two new Mayors stores), $0.3 million of international sales of Birks’ products to third-party retailers and $0.2 million of higher reported sales due to the translation of Canadian operations into U.S. dollars at higher exchange rates. Total comparable store sales decreased by 6%, as compared to a 5% increase in the prior-year period. By region, comparable store sales in Canada decreased 5% primarily due to traffic declines. Comparable store sales in the U.S. decreased 6% driven by traffic declines, which were partially offset by an increase in the average sale. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates.

Gross profit was $27.4 million, or 44.8% of net sales, as compared to $28.9 million, or 48.3% of net sales in the second quarter of Fiscal 2008. The 350 basis point decline in the gross profit margin was driven by the Company’s decision in November 2007 to lower the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S. which resulted in lower margins on the sale of selected products.

Selling, general and administrative (“SG&A”) expenses were $27.3 million, or 44.6% of net sales, as compared to $28.5 million, or 47.7% of net sales in the prior year’s quarter. The $1.3 million decrease in SG&A expenses during the second quarter of Fiscal 2009 was primarily driven by a $0.7 million reduction in marketing expenses, a $1.0 million decrease in incentive compensation costs and a $0.7 million reduction in general operating expenses as the result of our efforts to reduce general corporate overhead costs, offset by a $1.1 million increase in operating costs related to the opening of two new Mayors locations and the acquisition of two Brinkhaus locations.

Six-Month Fiscal 2009 Results

Net sales for the 26-week period ended September 27, 2008 increased 4.4% to $133.6 million from $127.9 million for the 26-week period ended September 29, 2007. Comparable store sales decreased 5% driven primarily by the reduction in store traffic associated with decreased consumer spending and a weakening economy in both Canada and the U.S. Comparable store sales in the Company’s

Canadian markets decreased 1% while comparable store sales in the Company’s U.S. markets declined 9%. Despite the decrease in comparable store sales, net sales compared to the prior year increased by $5.7 million which was primarily attributable to $8.9 million of additional sales generated from the opening of two new Mayors stores and two acquired Brinkhaus stores and $3.1 million resulting from the translation of our Canadian sales into U.S. dollars at higher exchange rates.

Gross profit was $60.3 million, or 45.1% of net sales, as compared to $60.5 million, or 47.3% of net sales in the first six months of fiscal 2008. The 220 basis-point decline in gross margin was primarily due to the lowering of retail prices in Canada in November 2007 to reduce price disparity between Canada and U.S. resulting from the strengthening of the Canadian dollar and certain sales initiatives in the U.S., which resulted in lower gross margins on the sale of selected products.

SG&A expenses were $58.5 million, or 43.8% of net sales, as compared to $58.6 million, or 45.8% of net sales, in the prior-year period. The $0.1 million decrease in SG&A was primarily driven by $1.3 million of lower marketing costs, $1.6 million of lower incentive compensation expenses and $0.8 million of lower general corporate overhead costs, as a result of our continued efforts to reduce general corporate overhead costs, which were partially offset by $1.3 million of higher expenses due to the impact of changes in foreign exchange rates used to translate the Canadian operating expenses into U.S. dollars and $2.3 million of additional expenses associated with the November 2007 acquisition of the two Brinkhaus stores and the opening of two new Mayors stores during the current fiscal period.

Inventory at September 27, 2008 was $187.9 million, as compared to $191.0 million at September 29, 2007. The $3.1 million decrease in inventory primarily reflects the impact of $3.2 million of lower inventory related to translating our Canadian inventories into U.S. dollars. Excluding foreign currency translation, inventory was flat with the prior year period and included $10.3 million of inventory related to the Brinkhaus acquisition and one new Mayors store.

Bank Indebtedness decreased $7.2 million from the comparable period of last year. Of this decrease, $3.8 million was due to the translation impact related to the weakening of the Canadian dollar as compared to the U.S. currency. The remainder of the decrease resulted primarily from lower inventory purchases versus last year.

The Company’s $160 million secured line of credit expires on January 19, 2009. The Company is currently in negotiations to extend this credit facility for a period of three years. In addition, the Company is concurrently negotiating additional sources of financing. These borrowing facilities, if executed, will be at a higher cost and will be more restrictive than the Company’s current credit facility. The Company seeks to close these facilities during the third fiscal quarter ending December 27, 2008.

Fiscal 2009 Guidance

The Company is revising its guidance for Fiscal 2009 that was issued on June 24, 2008 and updated on August 8, 2008 in connection with the release of its fourth quarter and full year fiscal 2008 results. As a result of the severity in the economic downturn, financial and stock market crises and an all time low in consumer confidence and the related decrease in consumer spending, the Company expects its net sales for the year to decrease and its gross margin rate to decrease. Capital expenditures are currently estimated at approximately $4 million for the full year.

Notwithstanding the Company’s plans, the U.S. and global economic slowdown and the competitiveness of the luxury retail market could further negatively impact our results. In addition, factors such as: rising interest rates, the continued availability of sources of financing, the general level of consumer confidence and resulting changes in consumer spending patterns, fluctuations in foreign exchange rates, tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), the volatility in equity markets, commodity prices and severe weather conditions may have a significant influence on the Company’s ability to realize its sales, gross margin and net income goals, as well as its balance sheet and liquidity goals for Fiscal 2009 and beyond. Actual results could differ materially from our projections.

Conference Call Information

A conference call to discuss the Company’s second quarter Fiscal 2009 results is scheduled for today, November 17, 2008 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-877-407-9039 approximately ten minutes prior to the start of the call. All other international callers please dial 1-201-689-8470 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until 11:59 p.m. Eastern Time on November 24, 2008 and can be accessed by dialing 1-877-660-6853 and entering account number 3055 and conference ID number 301425.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of September 27, 2008, the Company operated 37 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, opportunities for market share gain, improved profitability, increasing cash flow, continued availability of efficient sources of financing the Company’s operations, success of the Company’s merchandising, marketing and retail initiatives, the ability of the Company to manage expenses and assets efficiently, provide brand and product innovation and design and manufacture the sale of higher margin products, decrease in net sales and gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for Fiscal 2009. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, consumer confidence and the resulting changes in consumer spending patterns, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, the impact of fluctuations in foreign exchange rates, increases in commodity prices, the Company’s ability to achieve its growth plans for sales, gross margin and net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended September 27, 2008	Thirteen Weeks Ended September 29, 2007
Net sales	$61,150	$59,846
Cost of sales	33,763	30,966

Gross profit	27,387	28,880

Selling, general and administrative expenses	27,288	28,545
Depreciation and amortization	1,674	1,744

Total operating expenses	28,962	30,289

Operating loss	(1,575)	(1,409)

Interest and other financial costs	2,505	2,612

Loss before income taxes	(4,080)	(4,021)
Income tax benefit	(1,997)	(533)

Net loss	$(2,083)	$(3,488)

Weighted average shares outstanding:
Basic and diluted	11,338	11,263

Net loss per common share:
Basic and diluted	$(0.18)	$(0.31)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Twenty-Six Weeks Ended September 27, 2008	Twenty-Six Weeks Ended September 29, 2007
Net sales	$133,587	$127,897
Cost of sales	73,322	67,386

Gross profit	60,265	60,511

Selling, general and administrative expenses	58,474	58,624
Depreciation and amortization	3,395	3,344

Total operating expenses	61,869	61,968

Operating loss	(1,604)	(1,457)

Interest and other financial costs	5,185	5,006

Loss before income taxes	(6,789)	(6,463)
Income tax benefit	(2,827)	(956)

Net loss	$(3,962)	$(5,507)

Weighted average shares outstanding:
Basic and diluted	11,326	11,253

Net loss per common share:
Basic and diluted	$(0.35)	$(0.49)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET - UNAUDITED

(In thousands)

	September 27, 2008	September 29, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$2,636	$2,686
Accounts receivable	11,025	9,659
Inventories	187,890	190,999
Deferred income taxes	4,584	1,668
Other current assets	3,481	6,397

Total current assets	209,616	211,409

Property and equipment	38,517	39,551
Goodwill and other intangible assets	13,036	29,255
Deferred income taxes	34,394	7,562
Other assets	532	1,102

Total non-current assets	86,479	77,470

Total assets	$296,095	$288,879

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$126,959	$134,126
Accounts payable	38,454	44,359
Accrued liabilities	9,384	10,645
Current portion of long-term debt	4,138	1,811

Total current liabilities	178,935	190,941

Long-term debt	24,169	17,664
Other long-term liabilities	3,731	3,815

Total long-term liabilities	27,900	21,479

Stockholders’ Equity:
Common stock	60,864	60,740
Additional paid-in capital	15,703	15,679
Retained earnings	12,648	670
Accumulated other comprehensive income (loss)	45	(630)

Total stockholders’ equity	89,260	76,459

Total liabilities and stockholders’ equity	$296,095	$288,879